Mail Stop 4628

                                                             September 19, 2018

Via Facsimile
John S. Anderson
Senior Vice President and Chief Financial Officer
Knowles Corporation
1151 Maplewood Drive
Itasca, IL 60143

       Re:     Knowles Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 20, 2018
               File No. 1-36102

Dear Mr. Anderson:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. On pages 5 and 9, you identify Samsung as a large customer. Samsung reportedly sells its products in Syria and Sudan, countries which are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. You do not provide disclosure about those countries in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with
      Syria and Sudan, including with their governments, whether through subsidiaries, distributors, customers, or other direct or indirect arrangements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John S. Anderson
Knowles Corporation
September 19, 2018
Page 2


        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Larry Spirgel
       Assistant Director